Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Country or Jurisdiction
Guidewire Software Pty Ltd.	Australia
Guidewire Servicios de Software Services do Brazil Ltda	Brazil
Guidewire Software Canada ULC	Canada
Guidewire Software Denmark ApS	Denmark
Guidewire Software France S.A.S	France
Guidewire Software GmbH	Germany
Guidewire Software Solutions India Private Limited	India
Guidewire Software (Ireland) Limited.	Ireland
Guidewire Software (Italy) S.r.l.	Italy
Guidewire Software Japan K.K.	Japan
Guidewire Software (Malaysia) Sdn. BHD	Malaysia
Guidewire Software (Mexico) S. de R.L. de C.V	Mexico
Guidewire Software Poland Sp. z o.o.	Poland
Guidewire Software Spain, S.L.	Spain
Guidewire Software (Switzerland) GmbH	Switzerland
Guidewire Software (UK) Limited	United Kingdom
Cyence LLC	United States (Delaware)
EagleEye Analytics, LLC	United States (Delaware)
HazardHub LLC	United States (Delaware)
Guidewire International Holdings, Inc.	United States (Delaware)